THE NEW IRELAND FUND, INC.
c/o BNY Mellon Investment Servicing (US) Inc.
One Boston Place, 34th Floor
Boston, Massachusetts 02109

June 4, 2012

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention:  Edward Bartz

Re:	The New Ireland Fund, Inc. (the "Company")
File No.: 811-05984

Dear Mr. Bartz:

In response to your inquiry of May 31, 2012 with respect to the Compromise and Standstill Agreement dated May 10, 2012 among the Company, Bulldog Investors, Brooklyn Capital Management LLC, Philip Goldstein and Andrew Dakos, this letter confirms that no consideration was given by the Company pursuant to that agreement except for the terms specified therein.

Sincerely,

/s/ Peter J. Hooper
Peter J. Hooper
Chairman of the Board